UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



08027354

Washington. OC
103

SEC FILE NUMBER
8- 47309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING____12/31/07____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc.

OFFICIAL USE ONLY	
FIRM I.D. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____525 Vine St. 7th Floor____
(No. and Street)

____Cincinnati____   ____OH____   ____45202____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                          513-412-1869
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 1 7 2008

THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Ernst & Young, LLP____
(Name – if individual, state last, first, middle name)

.312 Walnut St.	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 7 2008

Washington. DC
103

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/14/08

OATH OR AFFIRMATION

I, _____Paul Ohlin_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Great American Advisors, Inc._____ , as
of _____December 31_____ , 20 07____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

SHERON C. LEEPER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES OCT. 22, 2009

_____
Signature

Treasurr

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Great American Advisors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2007

Contents



■ Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

■ Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc., a wholly-owned subsidiary of Great American Financial Resources, Inc., as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2008

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 1,770,594
Short term investments	1,893,613
Receivables from broker - dealers and clearing organization	172,216
Deposit with clearing organization	100,000
Equity securities, available for sale - at fair value (cost - $106,138)	120,159
Commissions receivable	792,934
Receivables from registered representatives	108,315
Deferred federal income tax asset	114,821
Prepaid expenses and other assets	209,888
Computer equipment, software, and furniture and fixtures (net of accumulated depreciation and amortization of $332,292)	238,939
Total assets	$ 5,521,479

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Commissions payable	$ 985,074
Accrued expenses and other liabilities	1,985,147
Payable to affiliates, net	37,447
Federal income taxes payable	63,981
Total liabilities	3,071,649

Stockholder's Equity:

Common stock, $10 par value	1,000
- 750 shares authorized	
- 100 shares issued and outstanding	
Additional paid-in capital	124,000
Retained earnings	2,315,717
Accumulated other comprehensive income	9,113
Total stockholder's equity	2,449,830
Total liabilities and stockholder's equity	$ 5,521,479

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2007

REVENUES

Commission and fee income	$ 42,280,486
Maintenance fee income	431,871
Interest income	149,833
Total revenues	42,862,190

EXPENSES

Commission and related expenses	37,472,706
Marketing expenses	40,185
Clearing and brokerage-related expenses	328,541
Salary and benefits expense	2,393,648
Other expenses	1,168,671
Total expenses	41,403,751
Income before income tax expense	1,458,439
Income tax expense (benefit):	
Current	519,690
Deferred	(44,798)
Total income tax	474,892
Net income	$ 983,547

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

COMMON STOCK

Balance at beginning and end of year	$ 1,000

ADDITIONAL PAID-IN CAPITAL

Balance at beginning and end of year	$ 124,000

RETAINED EARNINGS

Balance at beginning of year	$ 1,832,170
Dividends paid	(500,000)
Net income	983,547
Balance at end of year	$ 2,315,717

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of year	$ -
Change in unrealized gains during year, net	9,113
Balance at end of year	$ 9,113

TOTAL STOCKHOLDER'S EQUITY, AT END OF YEAR $ 2,449,830

COMPREHENSIVE INCOME

Net income	$ 983,547
Change in net unrealized gains on equity securities	9,113
Compreshensive income	$ 992,660

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 983,547
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,909
Unrealized gain on equity securities, net	9,113
Net trading portfolio activity	(6,770)
Deferred income tax benefit	(44,798)
Changes in operating assets and liabilities:	
Receivables from broker - dealers and clearing organization	(132,833)
Securities sold, not yet purchased	(56,385)
Commissions receivable	(137,661)
Receivables from registered representatives	(11,709)
Prepaid expenses and other assets	29,247
Commissions payable, accrued expenses and other liabilities	1,294,819
Payable to affiliates, including income taxes, net	(1,800)
Net cash provided by operating activities	1,927,679

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of computer equipment, software, furniture and fixtures	(102,000)
Net cash used in investing activities	(102,000)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid	(500,000)
Net cash used in financing activities	(500,000)
NET INCREASE IN CASH AND SHORT TERM INVESTMENTS	1,325,679
Cash and short term investments at beginning of year	2,338,528
Cash and short term investments at end of year	$ 3,664,207

The accompanying notes are an integral part of the financial statements.

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"). GAFRI is a wholly-owned subsidiary of American Financial Group, Inc. ("AFG").

The Company was initially capitalized in March 1994, and was admitted to the Financial Industry Regulatory Authority "FINRA" (previously known as National Association of Securities Dealers "NASD") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer in December 1995 and clears customer transactions on a fully disclosed basis through Pershing LLC. Pershing LLC is a member of BNY Securities Group and a subsidiary of The Bank of New York.

The Company began performing common remitting services effective January 1, 2006, which were previously provided by Great American Plan Administrators, Inc. (formerly GALIC Disbursing Company) an affiliate. The Company performs the common remitting functions involving the remittance of securities funds for customers. Annuity Investors Life Insurance Company, an affiliated insurance company, will perform the common remitting services for traditional insurance and proprietary annuity products.

B. Significant Accounting Policies

Security transactions and related commission and fee revenues and expenses are recorded in the accounts on the trade date. The Company charges a monthly maintenance fee to their registered representatives to offset administrative costs incurred by the Company when affiliating a registered representative. The fee ranges from $0-40 per month depending on the representative's prior year production.

The Company has capitalized the cost of software that has been developed to facilitate the broker/dealer business. This cost is reported net of accumulated amortization. Software is amortized on a straight-line basis over its estimated useful life of 36 months.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives. The useful lives range from 18 to 36 months.

The Company occasionally takes ownership of equity securities due to the failure to pay by a customer or an error in consummating customer trades. Prior to January 1, 2007, securities owned as a result of such occurrences were reported at fair value with any unrealized gains and losses included in income as a component of commission revenues. Beginning January 1, 2007, such equity securities were classified as "available for sale" and also reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income, a separate component of stockholder's equity.

Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the statement of cash flows

B. Significant Accounting Policies- Continued

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

C. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $250,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2007, the Company had defined net capital of $1,721,970, which was $1,471,970 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 179%.

The Company does not claim an exemption to the possession or control requirement that are contained in Securities and Exchange Commission Rule 15c3-3. As a result of this, the Company is now required to perform a computation for reserve requirements for Broker Dealers. In addition, the Company is required to maintain at all times, in a reserve bank account, an amount not less than the amount computed under the Rule's reserve formula. At December 31, 2007, the amount held in the reserve bank account was $152,219.

D. Transactions with Affiliates and Other Related Parties

The Company serves as sole underwriter for variable annuity contracts sold by an affiliated life insurance company. Included in commission income is $5,810,672 of commissions received from the life insurer for sales of variable annuities, 30% of which were paid to other broker/dealers as commission. The Company also sells fixed annuity policies provided by affiliated life insurance companies. During 2007, the Company received commissions of $603,347 on the sale of these policies.

The Company is charged for voice and information technology services from AFG monthly. These charges represent normal maintenance costs for the related services. These charges amounted to $68,004 for 2007.

E. Income Taxes

AFG, the parent company of GAFRI, files consolidated income tax returns that include the Company. Pursuant to an inter-company tax allocation agreement, the Company's tax expense or benefit is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are to be made quarterly during the year. Following year-end, additional settlements will be made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the new agreement is based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

For its calculation of income taxes, the Company uses the statutory rate of 35%. The current tax payable of $63,981 is due to AFG as of December 31, 2007.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. Deferred tax assets of $114,821 at December 31, 2007 relate principally to deferred compensation. Deferred tax liabilities of $4,907 at December 31, 2007 relate to unrealized gains from the Company's equity securities.

F. Employee Benefit Plans

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plans include employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion, based on its profits for the year. The aggregate contributions to the plans for the year ended December 31, 2007 were $110,185.

G. Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

Supplemental Information

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2007

NET CAPITAL

Total stockholder's equity	$ 2,449,830
Less non-allowable assets:	
Receivables from registered representatives	(108,315)
Deferred federal income tax asset	(114,821)
Prepaid expenses and other assets	(209,888)
Computer equipment, software, and furniture and fixtures not qualifying for net capital	(238,939)
Haircuts on securities held	(55,897)
Net capital	$ 1,721,970

AGGREGATE INDEBTEDNESS

Commissions payable and accrued expenses	$ 2,970,221
Payable to affiliates, including income taxes, net	101,428
Total liabilities	3,071,649
Less deferred federal income tax liablitiy	(4,907)
Add unsecured customer balance	8,973
Total aggregate indebtedness	$ 3,075,715

REQUIRED NET CAPITAL

Required net capital (6 2/3% of aggregate indebtedness or $250,000; whichever is greater)	$ 250,000

EXCESS NET CAPITAL

Net capital	$ 1,721,970
Required net capital	250,000
Excess net capital	$ 1,471,970

RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL

Aggregate indebtedness	$ 3,075,715
Net capital	$ 1,721,970
Ratio	179%

Note: There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 filed as of December 31, 2007.

GREAT AMERICAN ADVISORS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2007

RESERVE REQUIREMENT

Firm credits		
Other - cash	$	152,219
Total Firm credits		152,219
Total firm debits		-
Excess of total credits over total debits	$	152,219
Excess as reported in company's part II FOCUS report	$	152,219

Note: There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 filed as of December 31, 2007.

 **ERNST & YOUNG**

■ Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

■ Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Great American Advisors, Inc.

In planning and performing our audit of the financial statements of Great American Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2008



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